Exhibit 99.1

Niu Technologies Announces Second Quarter 2021 Financial Results

-- Second Quarter Total Volume of e-scooter sales up 58.0% year over year

-- Second Quarter Revenues of RMB 944.7 million, up 46.5% year over year

-- Second Quarter Net Income of RMB 91.8 million, compared with RMB 56.8 million in the same period of last year

BEIJING, China, August 16, 2021 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its financial results for the second quarter 2021.

Second Quarter 2021 Financial Highlights

•	Revenues were RMB 944.7 million, an increase of 46.5% year over year
•	Gross margin was 22.7%, compared with 23.0% in the second quarter of last year
•	Net income was RMB 91.8 million, an increase of 61.6% compared with RMB 56.8 million in the second quarter of last year
•	Adjusted net income (non-GAAP)[1] was RMB 104.0 million, an increase of 53.4% compared with RMB 67.8 million in the second quarter of last year

Second Quarter 2021 Operating Highlights

•	The number of e-scooters sold reached 252,998, up 58.0% year over year
•	The number of e-scooters sold in China reached 246,018, up 58.8% year over year
•	The number of e-scooters sold in the international markets reached 6,980, up 34.8% year over year
•	The number of franchised stores in China was 2,366, an increase of 450 since March 31, 2021
•	International sales network expanded to 40 distributors covering 48 countries

Dr. Yan Li, Chief Executive Officer of the Company, commented: “We delivered another strong quarter with China sales volume up by 58.8% and international markets sales volume up by 34.8% year-over-year despite continued challenges with COVID-19 and international logistics. Our new products F0 and F2 have been well received by customers and contributed to the volume growth. Our online sales accounted for 21.4% of our total sales volume, and reached a historical high due to successful launch of F0 through e-commerce platform. Our product mix also improved compared with previous quarter. The sales volume from low-priced models G0 and F0 represented 30.4% of total sales volume, compared with the 38.2% in the first quarter. As a result, revenues per e-scooter improved by 8.3% over previous quarter.”

Dr. Li continued, “in July, we started to deliver another new model C0 which was specifically designed for female customers. The retail sales price for C0 model starts from RMB 3,399, higher than the prices for G0 and F0. We also began the pre-sale of our newly launched kick-scooter, the KQi3 model, in Europe and US markets. The delivery of KQi3 is expected to start in the fourth quarter. We are very excited about the growth prospects of our business and look forward to the continued growth.”

1 Adjusted net income/loss (non-GAAP) is defined as net income/loss excluding share-based compensation expense

Second Quarter 2021 Financial Results

Revenues were RMB 944.7 million, an increase of 46.5% year over year, due to higher sales volume of 58.0%, partially offset by decreased revenues per e-scooter of 7.3%. The following table shows the revenues breakdown and revenues per e-scooter in the periods presented:

Revenues (in RMB million)	2021 Q2	2020 Q2	% change YoY
E-scooter sales from China market	757.5	522.7	+44.9%
E-scooter sales from international markets	57.7	56.9	+1.2%
E-scooter sales, sub-total	815.2	579.6	+40.6%
Accessories, spare parts and services	129.5	65.3	+98.3%
Total	944.7	644.9	+46.5%

Revenues per e-scooter (in RMB)	2021 Q2	2020 Q2	% change YoY
E-scooter sales from China market[2]	3,079	3,373	-8.7%
E-scooter sales from international markets[2]	8,259	10,995	-24.9%
E-scooter sales	3,222	3,619	-11.0%
Accessories, spare parts and services[3]	512	408	+25.5%
Revenues per e-scooter	3,734	4,027	-7.3%

▪	E-scooter sales revenues from China market were RMB 757.5 million, an increase of 44.9%, and represented 92.9% of total e-scooter revenues. The increase was mainly driven by retail network expansion and new product launches in China.
▪	E-scooter sales revenues from international markets were RMB 57.7 million, an increase of 1.2%, and represented 7.1% of total e-scooter revenues. The increase was mainly driven by higher sales volume.
▪	Accessories, spare parts sales and services revenues were RMB 129.5 million, an increase of 98.3% and represented 13.7% of total revenues. The increase was mainly driven by higher e-scooter sales volume in China and higher spare parts sales from international markets.
▪	The decrease of revenues per e-scooter was mainly due to change in product mix.

Cost of revenues was RMB 730.0 million, an increase of 46.9% year over year, mainly due to higher e-scooter sales volume. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, was RMB 2,885, down 7.0% from RMB 3,103 in the second quarter 2020 mainly due to change in product mix.

2 Revenues per e-scooter on e-scooter sales from China or international markets is defined as e-scooter sales revenues from China or international markets divided by the number of e-scooters sold in China or international market in a specific period

3 Revenues per e-scooter on accessories, spare parts and services is defined as accessories, spare parts and services revenues divided by the total number of e-scooters sold in a specific period

Gross margin was 22.7%, compared with 23.0% in the same period of 2020. The decrease was mainly due to higher raw material costs.

Operating expenses were RMB 136.9 million, an increase of 47.9% from the same period of 2020. Operating expenses as a percentage of revenues was 14.5%, compared with 14.4% in the second quarter of 2020.

▪	Selling and marketing expenses were RMB 68.9 million (including RMB 3.0 million of share-based compensation), an increase of 51.0% from RMB 45.6 million in the second quarter of 2020. The increase was mainly due to the increase in advertising and promotion expense of RMB 10.6 million, the increase in depreciation and amortization expense of RMB 7.3 million as a result of opening of new franchised stores, and the increase in staff cost of RMB 6.5 million. Selling and marketing expenses as a percentage of revenues was 7.3% compared with 7.1% in the second quarter of 2020.
▪	Research and development expenses were RMB 30.8 million (including RMB 4.3 million of share-based compensation), an increase of 28.7% from RMB 24.0 million in the second quarter of 2020, mainly due to the increase in staff cost of RMB 4.8 million, and the increase in share-based compensation expenses of RMB 1.2 million. Research and development expenses as a percentage of revenues was 3.3%, compared with 3.7% in the second quarter of 2020.
▪	General and administrative expenses were RMB 37.2 million (including RMB 4.7 million of share-based compensation), an increase of 61.6% from RMB 23.0 million in the second quarter of 2020, mainly due to the increase in staff cost of RMB 3.7 million, the increase in professional fee of RMB 2.8 million, the increase in foreign currency exchange loss of RMB 2.5 million, the increase in depreciation and amortization expense of RMB 2.0 million, and the increase in rental and other office expenses of RMB 2.1 million. General and administrative expenses as a percentage of revenues was 3.9%, compared with 3.6% in the second quarter of 2020.

Operating expenses excluding share-based compensation were RMB 125.0 million, increased by 52.6% year over year, and represented 13.2% of revenues, compared with 12.7% in the second quarter of 2020.

▪	Selling and marketing expenses excluding share-based compensation were RMB 65.9 million, an increase of 54.3% year over year, and represented 7.0% of revenues, compared with 6.6% in the second quarter of 2020.
▪	Research and development expenses excluding share-based compensation were RMB 26.6 million, an increase of 27.3% year over year, and represented 2.8% of revenues, compared with 3.2% in the second quarter of 2020.
▪	General and administrative expenses excluding share-based compensation were RMB 32.5 million, an increase of 77.7% year over year, and represented 3.4% of revenues, compared with 2.8% in the second quarter of 2020.

Government grants were RMB 21.5 million, increased by RMB 20.7 million from the same period of 2020.

Share-based compensation was RMB 12.1 million, an increase of RMB 1.2 million from the same period of 2020.

Income tax expense was RMB 11.5 million, an increase of RMB 8.9 million from the same period of 2020.

Net income was RMB 91.8 million, compared with RMB 56.8 million in the second quarter of 2020. The net income margin was 9.7%, compared with 8.8% in the same period of 2020.

Adjusted net income (non-GAAP) was RMB 104.0 million, compared with RMB 67.8 million in the second quarter of 2020. The adjusted net income margin4 was 11.0%, compared with 10.5% in the same period of 2020.

Basic and diluted net income per ADS were RMB 1.20 (US$ 0.19) and RMB 1.14 (US$ 0.18), respectively.

Balance Sheet

As of June 30, 2021, the Company had cash, term deposits and short-term investments of RMB 1,222.0 million in aggregate. The Company had restricted cash of RMB 178.1 million and short-term bank borrowings of RMB 180.0 million.

Business Outlook

NIU expects revenues of the third quarter 2021 to be in the range of RMB 1,250 million to RMB 1,450 million, representing a year-over-year increase of 40% to 62%.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation, which is subject to change in light of uncertainties and situations related to how COVID-19 develops.

4 Adjusted net income/loss margin is defined as adjusted net income/loss (non-GAAP) as a percentage of the revenues

Conference Call

The Company will host an earnings conference call on Monday, August 16, 2021 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time) to discuss its second quarter 2021 financial and business results and provide a corporate update.

To join via phone, participants need to register in advance of the conference call using the link provided below. Upon registration, participants will receive dial-in numbers, an event passcode, and a unique registrant ID, which will be used to join the conference call.

Event:	Niu Technologies Second Quarter 2021 Earnings Conference Call
Registration Link:	http://apac.directeventreg.com/registration/event/2198233
Conference ID:	2198233

A live and archived webcast of the conference call will be available on the investor relations website at https://ir.niu.com/news-and-events/webcasts-and-presentations.

A replay of the conference call can be accessed by phone two hours later at the following numbers until August 24, 2021.

United States	+1-855-452-5696
International	+61-281-990-299
Hong Kong	800-963-117
Mainland China	400-602-2065
Conference ID	2198233

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, scooters, bicycles and kick-scooters. NIU has a product portfolio consisting of eight series, four electric scooter series, including NQi, MQi, UQi and Gova, two urban commuter electric motorcycle series RQi and TQi, a performance electric bicycle series, NIU Aero, and an electric kick-scooter series, KQi. Different series of products address the needs of different segments of modern urban residents and resolve the demands of different scenarios of urban travel, while being united through a common design language that emphasizes style, freedom and technology. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to offer the products and services. For more information, please visit www.niu.com.

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income and adjusted net income margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income is defined as net income excluding share-based compensation expenses. Adjusted net income margin is defined as adjusted net income as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliation of GAAP and Non-GAAP Results”.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 6.4566 to US$ 1.00, the exchange rate in effect as of June 30, 2021, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies
Jason Yang
Investor Relations Manager
E-mail: ir@niu.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash	227,004,137	291,733,197	45,183,719
Term deposits-current	130,498,000	129,202,000	20,010,842
Restricted cash	168,469,077	178,053,372	27,576,956
Short-term investments	745,608,877	781,072,664	120,972,751
Notes receivable	-	10,525,549	1,630,200
Accounts receivable, net	101,320,063	63,413,253	9,821,462
Inventories	142,166,179	211,614,066	32,774,845
Prepayments and other current assets	32,832,088	57,000,475	8,828,249
Total current assets	1,547,898,421	1,722,614,576	266,799,024

Non-current assets
Term deposits-non-current	-	20,000,000	3,097,606
Property, plant and equipment, net	199,045,061	306,813,876	47,519,418
Intangible assets, net	5,607,101	4,632,587	717,496
Operating lease right-of-use assets, net	-	99,294,003	15,378,683
Land use rights, net	48,835,120	-	-
Deferred income tax assets	14,593,376	15,919,188	2,465,568
Other non-current assets	30,830,304	1,720,864	266,528
Total non-current assets	298,910,962	448,380,518	69,445,299

Total assets	1,846,809,383	2,170,995,094	336,244,323

LIABILITIES
Current liabilities
Short-term bank borrowings	180,000,000	180,000,000	27,878,450
Accounts payable	395,826,435	532,601,037	82,489,396
Income taxes payable	14,555,094	4,657,787	721,399
Advances from customers	40,062,189	43,360,632	6,715,707
Deferred revenue-current	21,155,634	22,182,057	3,435,563
Accrued expenses and other current liabilities	171,657,604	236,580,054	36,641,584
Total current liabilities	823,256,956	1,019,381,567	157,882,099

Deferred revenue-non-current	4,176,458	5,414,115	838,540
Deferred income tax liabilities	1,109,479	1,534,251	237,625
Operating lease liabilities-non-current	-	18,324,661	2,838,129
Other non-current liabilities	24,892,246	25,186,278	3,900,859
Total non-current liabilities	30,178,183	50,459,305	7,815,153

Total liabilities	853,435,139	1,069,840,872	165,697,252

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	87,300	88,676	13,734
Class B ordinary shares	11,202	10,316	1,598
Additional paid-in capital	1,801,940,071	1,826,465,465	282,883,478
Accumulated other comprehensive loss	(43,016,027)	(46,223,216)	(7,159,065)
Accumulated deficit	(765,648,302)	(679,187,019)	(105,192,674)
Total shareholders’ equity	993,374,244	1,101,154,222	170,547,071

Total liabilities and shareholders’ equity	1,846,809,383	2,170,995,094	336,244,323

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended June 30,			Six Months Ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues	644,934,410	944,745,010	146,322,369	877,874,918	1,492,081,575	231,094,008
Cost of revenues(a)	(496,852,342)	(730,010,232)	(113,064,187)	(674,875,349)	(1,147,012,501)	(177,649,615)
Gross profit	148,082,068	214,734,778	33,258,182	202,999,569	345,069,074	53,444,393

Operating expenses:
Selling and marketing expenses(a)	(45,603,755)	(68,873,391)	(10,667,130)	(89,776,365)	(142,391,875)	(22,053,693)
Research and development expenses(a)	(23,976,687)	(30,847,683)	(4,777,698)	(46,712,272)	(56,456,917)	(8,744,063)
General and administrative expenses(a)	(23,010,638)	(37,185,424)	(5,759,289)	(47,259,880)	(68,499,223)	(10,609,179)
Total operating expenses	(92,591,080)	(136,906,498)	(21,204,117)	(183,748,517)	(267,348,015)	(41,406,935)
Government grants	826,367	21,504,500	3,330,623	8,092,250	21,856,842	3,385,194
Operating income	56,317,355	99,332,780	15,384,688	27,343,302	99,577,901	15,422,652

Interest expense	(1,576,485)	(1,641,648)	(254,259)	(3,748,959)	(3,374,348)	(522,620)
Interest income	2,378,442	1,630,287	252,499	5,367,879	2,846,865	440,923
Investment income	2,303,195	4,042,059	626,035	3,896,250	8,170,999	1,265,527
Income before income taxes	59,422,507	103,363,478	16,008,963	32,858,472	107,221,417	16,606,482
Income tax expense	(2,595,658)	(11,528,628)	(1,785,557)	(2,407,549)	(20,760,134)	(3,215,335)
Net income	56,826,849	91,834,850	14,223,406	30,450,923	86,461,283	13,391,147

Other comprehensive income (loss)
Foreign currency translation adjustment	59,950	(7,208,765)	(1,116,496)	6,546,907	(4,305,029)	(666,764)
Unrealized gain on available for sale securities, net	641,975	897,660	139,030	1,165,671	1,097,840	170,034
Comprehensive income	57,528,774	85,523,745	13,245,940	38,163,501	83,254,094	12,894,417
Net income per ordinary share
—Basic	0.38	0.60	0.09	0.20	0.56	0.09
—Diluted	0.37	0.57	0.09	0.20	0.54	0.08
Net income per ADS
—Basic	0.76	1.20	0.19	0.41	1.13	0.17
—Diluted	0.73	1.14	0.18	0.40	1.08	0.17

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net income per ordinary share
—Basic	150,301,999	153,528,657	153,528,657	150,001,842	153,177,159	153,177,159
—Diluted	155,175,644	160,860,781	160,860,781	154,098,590	160,751,121	160,751,121
Weighted average number of ADS outstanding used in computing net income per ADS
—Basic	75,151,000	76,764,329	76,764,329	75,000,921	76,588,580	76,588,580
—Diluted	77,587,822	80,430,391	80,430,391	77,049,295	80,375,561	80,375,561

Note:

(a) Includes share-based compensation expense as follows:

	Three Months Ended June 30,			Six Months Ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	210,882	183,165	28,369	287,504	366,502	56,764
Selling and marketing expenses	2,888,358	2,977,457	461,149	4,491,000	6,009,319	930,725
Research and development expenses	3,109,286	4,283,976	663,503	5,081,977	8,285,463	1,283,255
General and administrative expenses	4,717,555	4,685,866	725,748	8,801,777	9,523,418	1,474,990
Total share-based compensation expense	10,926,081	12,130,464	1,878,769	18,662,258	24,184,702	3,745,734

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three Months Ended June 30,			Six Months Ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net Income	56,826,849	91,834,850	14,223,406	30,450,923	86,461,283	13,391,147
Add:
Share-based compensation expense	10,926,081	12,130,464	1,878,769	18,662,258	24,184,702	3,745,734
Adjusted net income	67,752,930	103,965,314	16,102,175	49,113,181	110,645,985	17,136,881